Carlos M. Bermudez
310.728.3320/fax: 310.229.1001
cbermudez@akingump.com

September 29, 2017

VIA EDGAR

Laura Nicholson

Special Counsel, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCA Inc.

Post-Effective Amendment No. 1 to Form S-3

Filed September 12, 2017

File No. 033-91678

File No. 333-00376

File No. 333-07677

File No. 333-108135

File No. 333-114471

Amendment No. 2 to Post-Effective Amendment to Form S-3

File No. 333-102439

File No. 333-08441

File No. 333-36604

Amendment No. 3 to Post-Effective Amendment to Form S-3

File No. 033-97682

Amendment No. 4 to Post-Effective Amendment to Form S-3

File No. 333-41507

Amendment No. 5 to Post-Effective Amendment to Form S-3

File No. 333-18261

Dear Ms. Nicholson:

Set forth below is the response of VCA Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2017, with respect to the above referenced Post-Effective Amendments filed on September 12, 2017 (the “Post-Effective Amendments”), to the Company’s Registration Statements on Form S-3. Separately today, the Company is filing with the Commission a Form AW requesting the withdrawal of Post-Effective Amendment No. 2 (Accession No. 0001193125-17-282494) filed

Laura Nicholson

Securities and Exchange Commission

September 29, 2017

on September 12, 2017, to its Registration Statement on Form S-3 with File No. 333-36604. In addition, the Company is filing Post-Effective Amendments for the remaining Registration Statements on Form S-3 referenced above to remove references to the Registration Statement on Form S-3 with File No. 333-36604.

For your convenience, we have set forth below the Staff’s comments as set forth in the September 25, 2017 letter, followed by the Company’s response thereto. The Company has reviewed this letter and authorized us to make the representations herein to you on its behalf.

1.	We note that the post-effective amendments to Form S-3 filed on September 12, 2017 reference Form S-3 (333-36604) originally filed on May 9, 2000. However, this registration statement was withdrawn on September 28, 2000. Please withdraw your post-effective amendment for this registration statement file number and remove the reference to this registration statement from each of your other post-effective amendments to Form S-3 filed on September 12, 2017 by amending each post-effective amendment to Form S-3.

Response: The Company acknowledges the Staff’s comment and is separately filing today a Form AW requesting withdrawal of Post-Effective Amendment No. 2 (Accession No. 0001193125-17-282494) filed on September 12, 2017, to its Registration Statement on Form S-3 with File No. 333-36604. In addition, the Company is filing Post-Effective Amendments for the remaining Registration Statements on Form S-3 referenced above to remove references to the Registration Statement on Form S-3 with File No. 333-36604.

2.	We note that your post-effective amendments on Form S-3 filed on September 12, 2017 reference the following registration statements:

•	Form S-3 (333-00324) originally filed on January 17, 1996;

•	Form S-3 (033-92582) originally filed on May 22, 1995; and

•	Form S-3 (033-80212) originally filed on June 14, 1994.

However, it does not appear that you have filed a post-effective amendment under these file numbers for these registration statements. Please advise.

Response: The Company acknowledges the Staff’s comment and believes the failure to file under File Nos. 333-00324, 033-92582 and 033-80212 was the result of a technical error. The Company has corrected the error and will file the Post-Effective Amendments under File Nos. 333-00324, 033-92582 and 033-80212.

Laura Nicholson

Securities and Exchange Commission

September 29, 2017

Please contact me at (310) 728-3320 if you have any questions or require any additional information in connection with this letter or the Post-Effective Amendments.

Sincerely,

/s/ Carlos M. Bermudez
Carlos M. Bermudez

cc:	Securities and Exchange Commission

Sonia Bednarowski

VCA Inc.

Robert L. Antin